

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Mr. J.R. Stirling
President
American First Financial, Inc.
12900 Vonn Road, Suite B102
Largo, Florida 33774

**Re:     American First Financial, Inc.**
**Amendment No. 5 to Form 10**
**Amendment No. 1 to Form 10-K for the year ended March 31, 2010**
**Amendment No. 1 to Form 10-Q for the period ended December 31, 2010**
**Filed May 20, 2011**
**File No. 000-53578**

Dear Mr. Stirling:

        We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,


                Kevin W. Vaughn
                Accounting Branch Chief